UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Cidara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

171757107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757107		13 G

1	Names of Reporting Persons. 5AM Ventures III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,956,099 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,956,099 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,099 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.7% (3)

12	Type of Reporting Person* PN

(1)

This Schedule 13G is filed by 5AM Ventures III, L.P., a Delaware limited partnership (“Ventures III”), 5AM Co-Investors III, L.P., a Delaware limited partnership (“Co-Investors III”), 5AM Partners III, LLC, a Delaware limited liability company (“Partners III”), Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”), and Dr. Scott Rocklage (“Rocklage” and together with Ventures III, Co-Investors III, Partners III, Diekman and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Partners III serves as the sole general partner of Ventures III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Ventures III; however, they disclaim beneficial ownership of the shares held by Ventures III except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)	This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

CUSIP No. 171757107		13 G

1	Names of Reporting Persons. 5AM Co-Investors III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 50,412 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 50,412 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,412 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Partners III serves as the sole general partner of Co-Investors III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Co-Investors III; however, they disclaim beneficial ownership of the shares held by Co-Investors III except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)	This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

CUSIP No. 171757107		13 G

1	Names of Reporting Persons. 5AM Partners III, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,006,511 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,006,511 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,511 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 12.0% (3)

12	Type of Reporting Person* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes 1,956,099 shares of Common Stock held by Ventures III and 50,412 shares of Common Stock held by Co-Investors III.  Partners III serves as the sole general partner of Ventures III and Co-Investors III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Ventures III and Co-Investors III; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)	This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

CUSIP No. 171757107		13 G

1	Names of Reporting Persons. Dr. John Diekman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,006,511 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,006,511 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,511 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 12.0% (3)

12	Type of Reporting Person* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes 1,956,099 shares of Common Stock held by Ventures III and 50,412 shares of Common Stock held by Co-Investors III.  Partners III serves as the sole general partner of Ventures III and Co-Investors III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Ventures III and Co-Investors III; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)	This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

CUSIP No. 171757107		13 G

1	Names of Reporting Persons. Andrew Schwab

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,006,511 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,006,511 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,511 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 12.0% (3)

12	Type of Reporting Person* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes 1,956,099 shares of Common Stock held by Ventures III and 50,412 shares of Common Stock held by Co-Investors III.  Partners III serves as the sole general partner of Ventures III and Co-Investors III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Ventures III and Co-Investors III; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)	This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

CUSIP No. 171757107		13 G

1	Names of Reporting Persons. Dr. Scott Rocklage

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,000 shares (2)

	6	Shared Voting Power 2,006,511 shares (3)

	7	Sole Dispositive Power 9,000 shares (2)

	8	Shared Dispositive Power 2,006,511 shares (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,511 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 12.1% (3)

12	Type of Reporting Person* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 9,000 shares of Common Stock acquirable pursuant to an option to purchase Common Stock held by Rocklage.
(3)

Includes 1,956,099 shares of Common Stock held by Ventures III, 50,412 shares of Common Stock held by Co-Investors III and an option to purchase 9,000 shares held by Rocklage.  Partners III serves as the sole general partner of Ventures III and Co-Investors III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Ventures III and Co-Investors III; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)	This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Cidara Therapeutics, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Cidara Therapeutics, Inc.
Address of Issuer’s Principal Executive Offices: 6310 Nancy Ridge Drive, Suite 101 San Diego, CA 92121

Item 2
(a)

Name of Person(s) Filing:
5AM Ventures III, L.P. (“Ventures III”)

5AM Co-Investors III, L.P. (“Co-Investors III”)

5AM Partners III, LLC (“Partners III”)

Dr. John Diekman (“Diekman”)

Andrew Schwab (“Schwab”)

Dr. Scott Rocklage (“Rocklage”)

	(b)	Address of Principal Business Office: c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107
	(b)	Citizenship: Entities:	5AM Ventures III, L.P.	-	Delaware
			5AM Co-Investors III, L.P.	-	Delaware
			5AM Partners III, L.P.	-	Delaware

		Individuals:	Diekman	-	United States of America
			Schwab	-	United States of America
			Rocklage	-	United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 171757107

Item 3
Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Ventures III (1) (3)	1,956,099	—	1,956,099	—	1,956,099	1,956,099	11.7%
Co-Investors III (2) (3)	50,412	—	50,412	—	50,412	50,412	0.3%
Partners III (1) (2) (3)	—	—	2,006,511	—	2,006,511	2,006,511	12.0%
Diekman (1) (2) (3)	—	—	2,006,511	—	2,006,511	2,006,511	12.0%
Schwab (1) (2) (3)	—	—	2,006,511	—	2,006,511	2,006,511	12.0%
Rocklage (1) (2) (3) (4)	9,000	9,000	2,006,511	9,000	2,006,511	2,015,511	12.1%

(1)         Includes 1,956,099 shares of Common Stock held by Ventures III.

(2)         Includes 50,412 shares of Common Stock held by Co-Investors III.

(3)         Partners III serves as the sole general partner of Ventures III and Co-Investors III.  Diekman, Schwab and Rocklage are managing members of Partners III and share voting and dispositive power over the shares held by Ventures III and Co-Investors III; however, they disclaim beneficial ownership of the shares held by such entities except to the extent of their pecuniary interests therein.

(4)         Includes an option to purchase 9,000 shares of Common Stock acquirable pursuant to an option to purchase Common Stock held by Rocklage.

(5)         This percentage is calculated based upon 16,673,286 shares of Common Stock outstanding as of October 31, 2016 as indicated in the Issuer’s Form 10-Q filed on November 10, 2016.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

5AM Ventures III, L.P.		5AM Co-Investors III, L.P.

By:	5AM Partners III, LLC	By:	5AM Partners III, LLC
	its General Partner		its General Partner

By:	/s/ Andrew Schwab	By:	/s/ Andrew Schwab
	Name: Andrew Schwab		Name: Andrew Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners III, LLC

By:	/s/ Andrew Schwab
Name: Andrew Schwab
Title: Managing Member

	/s/ Dr. John Diekman		/s/ Andrew Schwab
	Dr. John Diekman		Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Cidara Therapeutics, Inc. is filed on behalf of each of us.

Dated: February 14, 2017

5AM Ventures III, L.P.		5AM Co-Investors III, L.P.

By:	5AM Partners III, LLC	By:	5AM Partners III, LLC
	its General Partner		its General Partner

By:	/s/ Andrew Schwab	By:	/s/ Andrew Schwab
	Name: Andrew Schwab		Name: Andrew Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners III, LLC

By:	/s/ Andrew Schwab
Name: Andrew Schwab
Title: Managing Member

	/s/ Dr. John Diekman		/s/ Andrew Schwab
	Dr. John Diekman		Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage